Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Uncle's Ice Cream
67-106 Kealohanui St. #C-2
Waialua, HI 96791
https://www.unclesicecream.com/

Up to $1,069,999.10 in Common Stock at $2.15
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Uncle's Ice Cream
Address: 67-106 Kealohanui St. #C-2, Waialua, HI 96791
State of Incorporation: WY
Date Incorporated: August 29, 2017

Terms:

Equity

Offering Minimum: $9,999.65 | 4,651 shares of Common Stock
Offering Maximum: $1,069,999.10 | 497,674 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.15
Minimum Investment Amount (per investor): $199.95

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest any amount within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest any amount within the second 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest any amount within the next seven days and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive $50 Investor-only Merch credit.

$1,000+ | Tier 2

Invest $1,000+ and receive $100 Investor-only Merch credit.

$2,500+ | Tier 3

Invest $2,500+ and receive $250 Investor-only Merch credit + 3% Bonus Shares.

$5,000+ | Tier 4

Invest $5,000+ and receive $250 Investor-only Merch credit + 5% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000+ and receive $250 Investor-only Merch credit + 10% Bonus Shares.

$25,000+ | Tier 6

Invest $25,000+ and receive $250 Investor-only Merch credit + 10% Bonus Shares + create and name your own ice cream sandwich flavor and receive two dozen with custom labels in your own Uncle's Yeti cooler.

The 10% StartEngine Owners' Bonus

Uncle's Ice Cream will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 per share, you will receive 110 Special Series B, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

quality-taste-variety-convenience

Uncle's is a wholesale manufacturer of super-premium ice cream sandwiches. To ensure the level of quality and customer experience we insist upon, we control and perform all aspects of the process. Starting from the raw materials, we create the ice cream - including the many inclusions - as well as the cookies. Then, we assemble, package and deliver our sandwiches to our wholesale customers, supporting and maintaining a strong relationship with them.

Our ideal wholesale customers are grocery stores, mini-markets and popular venues people visit. To create strong local demand we actively engage with our enthusiastic fans and we work to create demand that will bring repeat buyers into their stores.

Uncle's Ice Cream is a WY corporation wholly owned by the founders. The business began in 2013 as a "Husband/Wife Sole Proprietorship No Partnership Formed" and incorporated in WY in 2017. In December, 2021, we filed a trademark application with the USPTO for Uncle's Kū Aloha.

Uncle's was started in 2013 by Paul and Barbara Logan as a gourmet dessert offering at a farmer's market on the North Shore of O'ahu. The combination of high quality, bold flavors and lots of variety quickly caught on. Soon local retailers started requesting Uncle's to wholesale to them and this became the main pathway for growth as restaurants, grocery stores, Whole Foods Market, US military commissaries and mini markets, as well as tourist venues became partners. Today, Uncle's is available at over 100 locations on Oahu and our sandwiches are offered in dozens of flavors, both perennial and seasonal specials. In 2020, Uncle's introduced a mini sized ice cream sandwich with the same focus on quality, flavor and variety. This captures a current major food trend towards smaller snack sized offerings.

In 2021, Uncle's started building a production facility in Las Vegas to make and distribute our sandwiches to the mainland. We should be up and running in 2022 and already have agreements with dozens of locations to carry both our regular-sized sandwiches as well as our new mini sandwiches.

Competitors and Industry

The ice cream novelty business is dominated by multi-national players Nestle and Good Humor with low cost, low quality, and minimal variety offerings.

Regional players that have gone national recently such as Cool Haus and Bubbies, are offering higher-quality products.

Local artisanal scoop shops deliver very high quality and variety, but with limited ability to scale in both volume and number of locations where they are available.

Uncle's is positioned right in the sweet spot of several key trends in the popular, fast-growing ice cream category: super-premium ice cream sandwiches, available in grocery stores for single-serve impulse purchase.

The market wants quality, taste, variety and convenience and Uncle's delivers.

Current Stage and Roadmap

Uncle's Ice Cream has profitably been doing business for 9 years and is one of the 20 fastest growing companies in Hawaii (2019, 2020, 2021) serving residents and visitors on O'ahu.

In 2020 we began developing a new product line of single-serve, mini-sized ice cream sandwiches, to an enthusiastic response from the market. After completing a successful test-market with Whole Foods, we are in the process of rolling them out to more of our wholesale customers.

In 2021, Uncle's started building a production facility in Las Vegas to make and distribute our sandwiches to the mainland. We should be up and running in mid-2022 and already have agreements with dozens of locations to carry both our regular sized as well as our new mini sandwiches.

The Team

Officers and Directors

Name: Paul D Logan

Paul D Logan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director
  Dates of Service: June 22, 2013 - Present
  Responsibilities: ●Operations, Product Development, Production, Distribution and Customer Service

Name: Barbara J Logan

Barbara J Logan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Secretary/Treasurer
  Dates of Service: June 22, 2013 - Present
  Responsibilities: ● Brand and Marketing, Social Media & Customer Relations, Accounting, Administration

Other business experience in the past three years:

- **Employer:** SENS Research Foundation
  Title: Volunteer Board Member
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Participate as a board member in ensuring the organization adheres to the law and to its mission and is a good fiduciary of the funds it receives and employs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ice cream industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, manufacturing and distributing ice cream novelties. Our revenues are therefore dependent upon the market for ice cream novelties.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with a sufficient advertising and marketing budget our products will be able to gain traction on the mainland at a rate similar to what we experience in our original, Hawaii, market. It is possible that our products will fail to gain market acceptance in this new region for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not outperform us or that our products will be preferred to any existing or newly developed ones. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
While we rely on third parties to provide a few essential business functions for us, including supplying us ingredients and packaging as well as retailing our products. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul D Logan	3,000,000	Common Stock	50.0%
Barbara J Logan	3,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 497,674 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

one vote per one share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

In spite of its challenges, 2020 was another record year for Uncle's with revenues of 787,868, representing 30% revenue growth over 2019 ($603,871), while gross profit % and direct labor % remained constant. The year started slowly as COVID became the dominant theme for the year. Uncle's signed up several new wholesale customers, including a major grocery store chain, which provided enough sales growth to offset the loss of some of the tourism dependent accounts. In 2021, revenues were 1,183,036, growing 50% over 2020. Our accounts that depend on visitors saw a rebound in 2021 as the island opened back up, especially during the prime summer season, and we also saw a substantial growth in new locations that cater primarily to the visitor market. Sales in the grocery store channels also grew throughout the year. Significantly, our growth is not only due to adding new retailers, but to increasing sales to our existing customers, indicating new and repeat consumer growth.

Cost of Sales

Cost of Goods Sold in 2020 and 2021 was 59% and 60% of revenues; $464,253 and $711,561, respectively. In 2021, our cost of materials rose slightly as we faced some supply interruptions but was mostly offset by a reduction in labor expense due to efficiency increases.

Gross Margins

Gross profit in 2021 and 2021 was 41% and 40% of revenues; $323,615 and $471,475, respectively.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing expenses, rent and utilities, production supplies, and fees for professional services. Expenses in 2021 were 24% of revenues vs 23% in 2020. Utilities costs were 39% higher than 2020, and we increased our spending in marketing. In addition, we began investing in our mainland expansion, incurring some travel expense and securing a location for the plant. Note that we have taken the maximum allowable accelerated depreciation expense on new assets, representing $113,703 in 2020 and $186,404 in 2021 that would otherwise have flowed through to Net Income.

Historical results and cash flows:

In 2021, the Hawaii operation had a positive cash flow of $130,279, while investment in the Las Vegas plant was $237,858 cash out. Uncle's has secured a $420,000 SBA 7a loan for the expansion, of which we have yet to draw down $265,157. This will have a positive effect on cash flow this year and allow us to complete the facility setup for the new operations.

We expect the Hawaii operation's growth rates to continue as we reach the remaining unaddressed market on Oahu and the neighbor islands. Uncle's operations are historically cash-positive, allowing us to invest for growth and our operational results and cash flows should be similar to or better than in the past.

Additionally, our expansion to Vegas will be an implementation of the same business model we used in Hawaii, but with many costs of doing business being lower on the mainland. Our operational results and cash flows should be similar to or better than in the past.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have a $100,000 line of credit from First Hawaiian Bank. As of 7/31/22, the outstanding balance is $70,000, cash on hand is $103,712 and $265,157 remains available of our 7a expansion loan through First Hawaiian Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have generated or secured funding to complete the mainland facility and begin production on a limited scale. The funds from this campaign would allow us to much more quickly accelerate to the production volumes we anticipate. The proceeds would fund initial inventory and receivable levels, marketing to create awareness and demand, and expanding our distribution operation. While the campaign proceeds are not critical to the company's operations, they would greatly accelerate our expansion into the new market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

Uncle's operations are viable currently and cash flow positive; funds from the campaign are not necessary to the viability of the company. If we raise the $1.07m, it will be 78.2% or our total funds of $1.369m ($103.7K current cash on hand plus $265.2K remaining 7a proceeds less $70K LOC repayment).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The viability of the company is not dependent on this raise.

Hawaii is and will remain cash flow positive; 0 net burn (MSG&A is $28,000). Non-recurring expansion costs (eg, facility, initial inventory, equipment) to serve more of the market on Oahu and the neighbor islands can be funded from the operation's current positive cash flow. However, this raise will allow us to accomplish this faster. The resulting new business will be cash flow positive from day one (2023 MSG&A at the expanded volumes will be $38,000).

It is possible to start the Nevada operation without this raise, but more slowly, and less efficiently/profitably than would be possible.

How long will you be able to operate the company if you raise your maximum funding goal?

In our current projections, to fund non-recurring start-up costs, such as initial inventory and accounts receivable, Nevada's burn rate will be $45,000 for the first 2 months. A raise of $100,000 would allow us to to fund these costs. After that, the operation is cash flow positive monthly and will be ever-to-date positive by month 5. (2023 MSG&A will run $48,500.)

Achieving our maximum raise of $1.07m would allow us to ramp up market penetration, new customer acquisition and revenues much more quickly, by allowing for spending in the areas of sales and marketing, investment in more efficient distribution, cost-savings with volume packaging and other purchases, as well as a cash cushion of 4-6 months of MSG&A for contingencies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Positive cash flow from operations is expected to continue in Hawaii and thereafter on the mainland, therefore we don't anticipate needing additional sources of capital.

Indebtedness

- **Creditor:** First Hawaiian Bank
  Amount Owed: $8,668.00
  Interest Rate: 4.92%
  Maturity Date: October 31, 0022

- **Creditor:** First Hawaiian Bank
  Amount Owed: $3,009.00
  Interest Rate: 4.43%
  Maturity Date: September 30, 0022

- **Creditor:** First Hawaiian Bank
  Amount Owed: $19,385.00
  Interest Rate: 5.74%
  Maturity Date: February 20, 0025

- **Creditor:** First Hawaiian Bank
  Amount Owed: $38,617.00
  Interest Rate: 5.75%
  Maturity Date: February 20, 2025

- **Creditor:** First Hawaiian Bank
  Amount Owed: $22,195.00
  Interest Rate: 5.0%
  Maturity Date: December 12, 2026

- **Creditor:** First Hawaiian Bank
  Amount Owed: $84,728.00
  Interest Rate: 5.75%
  Maturity Date: January 20, 2029

- **Creditor:** First Hawaiian Bank
  Amount Owed: $70,000.00
  Interest Rate: 7.5%
  Maturity Date: April 22, 2023

- **Creditor:** Whole Foods Market Svcs Inc.
  Amount Owed: $23,508.00
  Interest Rate: 5.0%
  Maturity Date: March 12, 0024

- **Creditor:** SBA
  Amount Owed: $143,566.00
  Interest Rate: 3.75%
  Maturity Date: June 12, 0050

Related Party Transactions

- **Name of Entity:** Hawaii's Special / North Shore Coffee Roasters
  Names of 20% owners: David Delventhal
  Relationship to Company: Hawaii's Special / North Shore Coffee Roasters is a vendor to Uncle's Ice Cream and is owned by David Delventhal, Paul Logan's brother.
  Nature / amount of interest in the transaction: We purchase ingredients used to make ice cream (ie, roasted coffee beans) from Hawaii's Special / North Shore Coffee Roasters.
  Material Terms: In 2021, Uncle's purchases from Hawaii's Special / North Shore Coffee Roasters were $6,165, paid on delivery.

Valuation

Pre-Money Valuation: $12,900,000.00

Valuation Details:

Uncle's Hawaii has been in operation for 9 years as a wholesale manufacturer supplying ice cream sandwiches to currently over 100 wholesale retail customers. This operation has been profitable since inception and has been one of Hawaii's Fastest 50 growing companies 4 years running. We will continue to service the Hawaii market from the Oahu facility, but with the high cost of ingredients, labor, and everything in Hawaii we cannot supply off-island customers from here.

For the past 6 years, one of our largest customers (18% of revenue) has been Whole Foods Market (WFM). We currently sell our sandwiches in their 3 Oahu locations. For over a year, WFM has been asking us to sell our products to their mainland stores and they have given us a letter of interest to sell to their 58 stores in their South Pacific region (SoPac) which includes southern Nevada, Arizona and southern California. Initially, the Vegas manufacturing facility will serve these stores as the beachhead and initial focus of our mainland expansion. In Hawaii, we also sell to ABC stores and hope to supply their Las Vegas stores as well. Additionally, we sell to the US military at all of their bases in Hawaii and they have expressed interest in having us supply their mainland outlets. So to start, we have a healthy foundation of customers lined up that will provide our initial revenues and growth.

The power of our Hawaii experience is highlighted in the following areas:

1. Years of product development so that we have flavors with exceptional track records

2. Years of experience with production systems and methods

3. Ability to profitably manufacture product in an extremely high cost environment (Hawaii)

4. Accumulated actual cost data from previous years so that financial performance for future growth is based on fact and not guesswork

5. A successfully developed distribution system that eliminates the middle man, gives us a direct relationship with each of our customers and lowers cost

6. Outstanding relationships with our Hawaii customers such that they are asking us to expand and are opening their mainland outlets to us.

To create our pro forma projections, we used the historical sales data that we have from selling into the 3 WFM locations in Hawaii. These 6 years of actual sales gave us a basis for average monthly sales and growth rates per store, which we then extrapolated out for the initial 58 WFM locations. These sales are the only customer revenues projected in this proforma, yielding a conservative year one result. Revenue growth thereafter is based on our average historical experience here in Hawaii - growth in number of retailers as well as sales per location.

Our expenses were also based on our Hawaii experience and tweaked for the realities of the costs in Vegas. For example, electricity costs $.41/KWH in Hawaii but only $.098/KWH in Vegas and rent is $1.20 per sq ft. in Hawaii and in Vegas it will be $0.86 per sq. ft. So, we expect the overall expense ratio to be favorable in Vegas versus what we have in Hawaii. Our figures for COGS represent a 15% savings over what we spend in Hawaii (currently, 90% of our raw materials are shipped in from the mainland). Also, labor is reduced per output vs. Hawaii as we currently have little to no automation in the Hawaii production system and in Vegas we have purchased equipment to automate and scale our production greatly, thereby reducing the labor percentage. All of our MSG&A items were looked at in this fashion.

Our initial mainland sales region has 24 times the population and 27 times the annual tourist visits that we experience in Hawaii. Our 2023 projections for Las Vegas represent a conservative 2.4 times our current Hawaii volume. As we've experienced in the islands, there is plenty more opportunity with additional market segments such as grocery store chains, mini market operations, casinos, tourist venues, corporate events, etc. We believe we have a solid, profitable basis to begin our mainland expansion and a large upside potential once we successfully satisfy our initial customer request.

In Hawaii, our current facility is operating close to 100% capacity and our Oahu expansion project will increase this by 2 to 2.5 times. This additional bandwidth will allow us to serve more retailers on Oahu, begin distribution to the neighbor islands and expand our popular mini sandwich product line. We're expecting revenues in Hawaii of $1,976,228 in 2023.

The new facility in Las Vegas is sized for a single shift capacity of $8 million per year and, with a second shift, $14.5 million. We will self-distribute sales to NV and AZ customers and initially, deliveries will be made through a 3rd party distributor in California. Revenues are anticipated to be $3,387,940 in 2023 and grow at 60% in 2024. After being a vendor to Whole Foods for 6 years, we feel our data validates our projections for their mainland locations.

Valuations in the consumer packaged goods food category typically range from a low of 9x to a high of 17x EBITDA, with a median of 13x. (Reference Statista and Valuation Research reports). Given Uncle's 2023 EBITDA is projected to be $1,258,000 on revenues of $5,364,000, our valuation of $12,900,000 is on the low end of this range.

This pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued. The Company set its valuation internally, without a formal third-party independent evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  36.5%
  We're excited to put these funds right to work letting our newest local consumers know Uncle's is in town and getting folks their first bites of our ice

cream sandwich goodness. We know that once people try our sandwiches, they get it. They return for more and they tell their friends.

- *Working Capital*
  25.0%
  These funds will provide a crucial cash runway, allowing us to weather any unexpected fluctuations in our projections, and to take advantage of unexpected opportunities that may arise.

- *Distribution*
  35.0%
  Creating a distribution system to allow us to provide our products directly to our wholesale partners as we do in Hawaii, including personnel and delivery vehicles to cover the region.

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Marketing efforts center around tasting programs, exposing products to customers through food festivals and events and strong social media campaigns

- *Working Capital*
  15.0%
  These funds will provide a crucial cash runway, allowing us to weather any unexpected fluctuations in our projections, and to take advantage of unexpected opportunities that may arise.

- *Distribution*
  20.0%
  Creating a distribution system to allow us to provide our products directly to our wholesale partners as we do in Hawaii, including personnel and delivery vehicles to cover the region.

- *Hawaii Expansion*
  21.5%
  Complete the build out of our new expansion space at our Hawaii facility. This will provide us the capacity to expand across all the islands of Hawaii

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.unclesicecream.com/ (unclesicecream.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/unclesicecream

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Uncle's Ice Cream

[See attached]

WILFRED E. BUCHER
CERTIFIED PUBLIC ACCOUNTANT
1003 BISHOP STREET • PAUAHI TOWER SUITE 2160
HONOLULU, HAWAII 96813
(808) 528-4146

INDEPENDENT ACCOUNTANT'S REPORT

To Management
Uncle's Ice Cream

I have reviewed the accompanying financial statements of Uncle's Ice Cream (an S corporation), which comprise the balance sheet as of December 31, 2020, and the related statement of income and retained earnings for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Uncle's Ice Cream and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Basis for Qualified Conclusion

A statement of cash flows for the year ended December 31, 2020, has not been presented. Accounting principles generally accepted in the United States of America require that such a statement be presented when financial statements purport to present financial position and results of operations.

Qualified Conclusion

Based on my review, except for the effect of the matter described in the Basis for Qualified Conclusion paragraph, I am not aware of any material modifications that should be made to the accompanying financial statements.

Wilfred E. Bucher
Certified Public Accountant

Honolulu, HI
June 10, 2022

Uncle's Ice Cream
Balance Sheet
December 31, 2020

ASSETS

Current Assets		
Cash in Banks	$ 209,473.47	
Cash on Hand	1,418.00	
Accounts Receivable-Trade	45,607.75	
Inventory	15,499.00	
Prepaid Expenses	10,535.83	
Deposits	6,007.96	
Total Current Assets		$ 288,542.01
Property, Plant & Equipment		
Production Equipment	$ 131,552.28	
Machinery & Equipment	22,866.19	
Freezers	133,814.73	
Leasehold Improvements	51,755.03	
Vehicles	78,333.97	
Office Equipment	4,736.65	
Less: Accumulated Depreciation	(328,403.68)	
Total Property, Plant & Equipment		94,655.17
TOTAL ASSETS		$ 383,197.18

Uncle's Ice Cream

Balance Sheet

December 31, 2020

LIABILITIES & EQUITY

Current Liabilities				
Accounts Payable-Trade	$	2,298.70		
Credit Cards Payable		24,728.31		
Payroll Taxes Payable		13,264.12		
Notes Payable-Current Portion		41,798.32		
Total Current Liabilities			$	82,089.45
Long-Term Liabilities				
Note Payable - EIDL-SBA	$	151,555.00		
Note Payable - PPP Loan		35,400.00		
Notes Payable - First Hawaiian Bank		125,867.50		
Less: Current Portion		(41,798.32)		
Total Long-Term Liabilities				271,024.18
Total Liabilities			$	353,113.63
Equity				
Common Stock	$	600.00		
Retained Earnings		29,483.55		
Total Equity				30,083.55
TOTAL LIABILITIES & EQUITY			$	383,197.18

Uncle's Ice Cream

Statement of Income and Retained Earnings

For the Year Ended December 31, 2020

Income				
Sales - Wholesale	$	773,092.94		
Sales - Retail		14,774.74		
Total Income			$	787,867.68
Cost of Goods Sold				
Materials	$	219,867.16		
Royalties		2,408.39		
Labor		206,226.59		
Trucking & Delivery		35,751.01		
Total Cost of Goods Sold				464,253.15
Gross Profit			$	323,614.53
Operating Expenses				(182,089.70)
Net Operating Income			$	141,524.83
Other Expenses				
Interest Expenses	$	10,964.63		
Depreciation Expenses		126,060.12		
Total Other Expenses				(137,024.75)
Other Income				
Credit Card Cash Back	$	2,895.95		
Chamber of Commerce COVID Reimbursement		10,000.00		
Hawaii Small Business Grants		20,000.00		
Miscellaneous Income		25.35		
EIDL Grant		10,000.00		
Total Other Income				42,921.30
Net Income			$	47,421.38
Retained Earnings (Deficit) 1-1-2020				(16,937.83)
Less: Stockholders Distribution				(1,000.00)
Total Retained Earnings			$	29,483.55

Uncle's Ice Cream

Schedule of Operating Expenses

For the Year Ended December 31, 2020

Operating Expenses			
Accounting Expenses	$ 8,311.87		
Advertising	2,155.62		
Auto Expenses	5,877.96		
Bank Charges & Fees	696.16		
Culture & Engagement	1,273.99		
Dues & Education	1,821.44		
Insurance	2,878.76		
Kitchen Supplies & Utensils	13,052.84		
Legal & Professional	960.73		
Office Supplies	4,134.39		
Payroll Expenses	56,952.19		
Postage	2,497.90		
Rent & Lease	34,219.38		
Repairs & Maintenance	2,349.29		
Retail Booth Costs	2,354.27		
Taxes & Licenses	1,266.99		
Tools & Supplies	994.74		
Telephone	4,171.44		
Utilities	35,627.24		
Donations	492.50		
Total Operating Expenses		$	182,089.70

See Accountant's Report

Uncle's Ice Cream

Notes to the Financial Statements

December 31, 2020

Note 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Uncle's Ice Cream (a Wyoming corporation) was formed on August 29, 2017. The Company manufactures and sells ice cream products mainly to retailers as wholesale sales.

Basis of Accounting

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from the sale of merchandise is recognized, whether wholesale or retail, when the sale occurs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method over estimated useful lives of three to seven years for equipment and thirty-nine years for commercial property. Assets are reviewed for impairment whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. Major improvements and expenditures for property and equipment in excess of $2,500 are capitalized. Repair and maintenance costs are expensed.

Uncle’s Ice Cream

Notes to the Financial Statements

December 31, 2020

Income Taxes

Uncle’s Ice Cream has elected, under applicable provisions of the Internal Revenue Code, to be treated as a Subchapter S Corporation for income tax purposes. Under those provisions the stockholders are individually taxed on the Company’s taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. Management is not aware of any uncertain tax positions.

Related Parties

Uncle’s Ice Cream has related party transactions throughout the year. The related party is a brother to one of the owners of the Company. The related party is a vendor of the Company and purchases ingredients used in the manufacturing of ice cream products. Management and the related party believe all transactions to be arms length transactions.

WILFRED E. BUCHER
CERTIFIED PUBLIC ACCOUNTANT
1003 BISHOP STREET • PAUAHI TOWER SUITE 2160
HONOLULU, HAWAII 96813
(808) 528-4146

INDEPENDENT ACCOUNTANT'S REPORT

To Management
Uncle's Ice Cream

I have reviewed the accompanying financial statements of Uncle's Ice Cream (an S corporation), which comprise the balance sheet as of December 31, 2021, and the related statement of income and retained earnings for the year then ended, and the statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Uncle's Ice Cream and to meet my other ethical responsibilities, in accordance with the relevant ethical requirement related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Wilfred E. Bucher

Wilfred E. Bucher
Certified Public Accountant

Honolulu, HI
July 11, 2022

Uncle's Ice Cream
Balance Sheet
December 31, 2021

ASSETS

Current Assets		
Cash in Banks	$ 86,690.22	
Cash on Hand	16,621.50	
Accounts Receivable-Trade	51,958.60	
Inventory	26,462.00	
Prepaid Expenses	6,580.40	
Deposits	17,054.41	
Total Current Assets		$ 205,367.13
Property, Plant & Equipment		
Production Equipment	$ 153,703.21	
Machinery & Equipment	51,413.69	
Freezers	301,081.23	
Leasehold Improvements	127,681.13	
Vehicles	78,333.97	
Office Equipment	8,360.07	
Less: Accumulated Depreciation	(520,999.68)	
Total Property, Plant & Equipment		199,573.62
TOTAL ASSETS		$ 404,940.75

Uncle's Ice Cream

Balance Sheet

December 31, 2021

LIABILITIES & EQUITY

Current Liabilities				
Accounts Payable-Trade	$	-		
Credit Cards Payable		28,043.12		
Accrued Expenses		725.77		
Payroll Taxes Payable		11,433.20		
Notes Payable-Current Portion		69,259.68		
Total Current Liabilities			$	109,461.77
Long-Term Liabilities				
Note Payable - EIDL-SBA	$	147,576.06		
Note Payable - First Hawaiian Bank		114,179.16		
Note Payable - WFM LPLP		29,840.42		
Note Payable - CIT-ABM Cap Lease		28,907.05		
Less: Current Portion		(69,259.68)		
Total Long-Term Liabilities				251,243.01
Total Liabilities			$	360,704.78
Equity				
Common Stock	$	600.00		
Retained Earnings		43,635.97		
Total Equity				44,235.97
TOTAL LIABILITIES & EQUITY			$	404,940.75

Uncle's Ice Cream

Statement of Income and Retained Earnings

For the Year Ended December 31, 2021

Income		
Sales - Wholesale	$ 1,155,999.08	
Sales - Retail	27,036.95	
Total Income		$ 1,183,036.03
Cost of Goods Sold		
Materials	$ 360,011.91	
Royalties	4,334.00	
Labor	281,151.81	
Trucking & Delivery	66,063.28	
Total Cost of Goods Sold		711,561.00
Gross Profit		$ 471,475.03
Operating Expenses		(287,358.93)
Net Operating Income		$ 184,116.10
Other Expenses		
Interest Expense	$ 15,889.96	
Depreciation Expense	192,596.00	
Total Other Expenses		(208,485.96)
Other Income		
Credit Card Cash Back	$ 2,737.85	
PPP Loan Forgiveness	35,400.00	
Miscellaneous Income	384.43	
Total Other Income		38,522.28
Net Income		$ 14,152.42
Retained Earnings 1-1-2021		29,483.55
Total Retained Earnings		$ 43,635.97

Uncle's Ice Cream
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows From Operating Activities		
Net Income	$	14,152.42
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation Expense		192,596.00
Increase in Accounts Receivable-Trade		(6,350.85)
Increase in Inventory		(10,963.00)
Increase in Prepaid Expenses & Other Assets		(7,091.02)
Increase in Accounts Payable-Trade		25,744.42
Decrease in Accrued Liabilities		(25,833.46)
Net Cash Provided by Operating Activities	$	182,254.51
Cash Flows From Investing Activities		
Purchase of Equipment		(221,588.35)
Purchase of Leasehold Improvements		(75,926.10)
Net Cash Used by Investing Activities	$	(297,514.45)
Cash Flows From Financing Activities		
Repayment of Long-Term Debt		(15,667.28)
Forgiveness of PPP Loan		(35,400.00)
Proceeds from Long-Term Debt		58,747.47
Net Cash Provided by Financing Activities	$	7,680.19
Net Decrease In Cash	$	(107,579.75)
Cash At Beginning of Year		210,891.47
Cash at End of Year	$	103,311.72

Uncle's Ice Cream
Schedule of Operating Expenses
For the Year Ended December 31, 2021

Operating Expenses		
Accounting Expenses	$ 4,504.90	
Advertising	17,760.86	
Auto Expenses	10,296.56	
Bank Charges & Fees	1,732.08	
Culture & Engagement	10,109.99	
Dues & Education	1,787.12	
Insurance	6,565.00	
Kitchen Supplies & Utensils	15,402.95	
Legal & Professional	9,430.82	
Office Supplies	4,098.95	
Payroll Expenses	72,241.66	
Freight Out	2,493.02	
Rent & Lease	51,962.78	
Repairs & Maintenance	7,680.64	
Retail Booth Costs	895.00	
Taxes & Licenses	1,595.09	
Tools & Supplies	1,081.29	
Travel	12,819.55	
Telephone	5,255.12	
Utilities	49,514.55	
Donations	131.00	
Total Operating Expenses		$ 287,358.93

Uncle's Ice Cream

Notes to the Financial Statements

December 31, 2021

Note 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Uncle's Ice Cream (a Wyoming corporation) was formed on August 29, 2017. The Company manufactures and sells ice cream products mainly as wholesale sales.

Basis of Accounting

The accompanying financial statements have been prepared on the accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from the sale of merchandise is recognized, whether wholesale or retail, when the sale occurs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method over estimated useful lives of three to seven years for equipment and thirty-nine years for commercial property. Assets are reviewed for impairment whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. Major improvements and expenditures for property and equipment in excess of $2,500 are capitalized. Repair and maintenance costs are expensed.

Uncle's Ice Cream

Notes to the Financial Statements

December 31, 2021

Income Taxes

Uncle's Ice Cream has elected, under applicable provisions of the Internal Revenue Code, to be treated as a Subchapter S Corporation for income tax purposes. Under those provisions the stockholders are individually taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. Management is not aware of any uncertain tax positions.

Related Parties

Uncle's Ice Cream has related party transactions throughout the year. The related party is a brother to one of the owners of the Company. The related party is a vendor of the Company and purchases various ingredients used in the manufacturing of ice cream products. Management and the related party believe all transactions to be arms length transactions.

Lease

Uncle's Ice Cream entered into a real property lease for a period of 63 months commencing on October 1, 2021. Lease payments for the period of the lease are as follows:

Year	Total
2022	$ 46,152.96
2023	47,537.52
2024	48,963.66
2025	50,432.58
2026	51,945.54

These lease amounts do not include common area maintenance (CAM) charges which will change each year based on inflation increase.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Uncle's Ice Cream

Hawaii's Favorite Ice Cream Sandwich


Uncle's
KŪ ALOHA
Premium Ice Cream Sandwiches From Hawai'i

Website
Waialua, HI
FOOD & BEVERAGE

$0.00 raised

0 Investors	**$12.9M** Valuation
$2.15 Price per Share	**$199.95** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Uncle's Ice Cream is a premium craft ice cream sandwich brand delivering dozens of remarkable, tropical and traditional flavors to convenient locations across O'ahu. After nine years as a beloved wholesaler on O'ahu, we are now expanding to the mainland US, with a nearly-completed production facility in Las Vegas to provide distribution to the Southwest.

Reasons to Invest

- Uncle's Ice Cream is an established, profitable company producing premium ice cream sandwiches so popular that we need to expand in order to accommodate demand.
- Our new Las Vegas production facility is nearly finished, and we plan to sell our products in Whole Foods stores across the Southwest, including major metros like Los Angeles, Phoenix and Las Vegas.
- With this expansion, we'll have access to a market that is 24x larger than O'ahu, giving us the opportunity to bring aloha (and ice cream sandwiches) to millions more potential customers!

OVERVIEW

Bringing a Beloved Ice Cream Sandwich Brand to the Mainland


Uncle's
double dark chocolate
ICE CREAM SANDWICH
ube

Uncle’s Ice Cream is expanding to the US mainland. Since we launched nine years ago, we have prioritized quality, taste, variety, and convenience to become Hawaii's favorite ice cream novelty.

We combine our soft-baked cookies with the fresh tropical flavors of Hawai'i using high quality, natural ingredients. This allows us to deliver delicious treats that our customers can't find anywhere else. We have two product lines: our classic 6 oz sandwiches and our mini 2 oz sandwiches.

Both come in year-round flavors and dozens of seasonal specials, including:


cherry cheesecake
lilikoi (passionfruit)
ube
choco peanut butter swirl
it's a party!
cookie butter fudge
north shore coffee
honey lavender
strawberry
funky monkey
butterscotch brownie
vegan baked banana

THE PROBLEM

Most Grocery Store Ice Cream Novelties Just Aren't Thrilling

The single serve ice cream novelty market is largely driven by mass-produced products that prioritize value over quality. At your local grocery store, you'll usually find the same uninspired vanilla on chocolate wafers. While the old-school style ice cream sandwich might be familiar, we don't believe it should be your only option.


Most ice cream novelty brands are mass-produced






And only offered in uninspired flavors

Currently, the ice cream novelty market is missing an opportunity. Customers want their favorite artisanal products to come in bold, exciting flavors within arm's reach at the grocery store! That's where we come in.

THE SOLUTION

Great Quality. Abundant Flavors. Convenient Locations.

At Uncle's, we have elevated the humble ice cream sandwich to an artisanal, craft treat. We use the inspiration of the islands to create a vast array of bold, exciting sandwiches, starting with high-quality ingredients, scratch-baked cookies and dozens of crave-worthy ice cream flavors.


Uncle's


Uncle's
Uncle's

We've developed a vertically integrated system that incorporates:


Sourcing raw ingredients
Creating amazing sandwiches
Packaging
Distribution
Delivery
Customer Service

Our success with this approach has resulted in more demand than we can satisfy without expanding our production capacity.

We see a profitable opportunity for a super-premium ice cream novelty company large enough to distribute its products regionally but nimble enough to respond to customers' desire for variety.


Right in the sweet spot!
Uncle's
Large enough to distribute on a regional level
Nimble enough to provide many vibrant flavors

Until now, our ice cream sandwiches have only been available on O'ahu through our 100+ retail partners. It's time to grow so as many people as possible can experience the magic of an Uncle's Ice Cream Sandwich! We have a two-part expansion plan, based on scaling our proven business model, to do just that.

Opportunity # 1 - Expand Our Production Capacity in Hawai'i


We need more room to grow!

Our craft ice cream sandwiches have become so popular on O'ahu that until we expand our production capacity, we've had to stop taking on new customers. So, we're more-than-doubling our space here to accommodate more workers, equipment, inventory and volume. This way we'll be able to supply everyone who wants an Uncle's throughout the islands!

Opportunity #2 - Serve the Southwest Market From Las Vegas


WELCOME
TO Fabulous
LAS VEGAS
NEVADA
Mainland, here we come!

This year, we are opening a new production facility in **Las Vegas** to begin distribution in the Southwest. This marks the first time our product will be available on the mainland. Las Vegas, with its large Hawaiian community, is often referred to as the Ninth Island, making it the perfect home base for us.

We have dozens of initial retail locations already lined up to carry our products, including all **Whole Foods** stores in the region.


Expand our capacity to serve all of Hawaii
1
Open Las Vegas facility and deliver Uncle's to Southwest retailers, including Whole Foods
2

OUR TRACTION

Nine Years of Profitable Growth and Enthusiastic Fans

For four years runnning, we've been named one of Hawaii's "Fastest 50" growing companies, coming in at #8 in 2018 (Source). We recently exceeded $1,100,000 in annual sales, with a 50% increase in 2021.

Currently, we are producing over 450,000 sandwiches per year and wholesaling all across O'ahu. We have been a local vendor to all of the island's Whole Foods Market locations since 2016, all military commissaries since 2017, military exchanges since 2018, and Hawaii's largest grocery store chain since 2020.

Glowing Testimonials

Since our launch in 2013, we have gained thousands of enthusiastic fans! These are loyal, regular customers and who actively talk about our product, creating robust, ongoing word-of-mouth marketing. Our customers are our compass, inspiring us as we develop new flavors and aim to make the Uncle's experience joyful and fun.


I wish I could give more than 5 stars! Uncle's ice cream sandwiches are life changing!!
Had one and can't stop thinking about it. I keep craving another one.
You show great care not only in your ice cream flavors but also which cookie you choose to accompany it.
I rarely find a company I am so impressed with as to want to try everything on the menu but I just fell in love with Uncle's local flavors.
Honestly devastated that I didn't try your sandwiches until last week.
If they made these in Canada I would eat one every day!
I am only 35 years old but this is the best ice cream sandwich I've ever had!

*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

We have also earned a great reputation with the retailers who carry our products. Among our most promising achievements? The requests from some of our largest customers to supply their locations on the mainland.




Over 100 retail locations across O'ahu

THE MARKET

Entering New Markets in a Fast-Growing Category



16.8%
US ice cream sales growth in 2021
18.1%
Frozen novelties sales growth in 2021

Source

In 2021, US ice cream sales increased by 16.8%. Sales of frozen novelties went up by even more, growing by 18.1% (Source). Premium ice cream is leading this growth, and sandwiches have become the most popular novelty ice cream product on the market (Source, Source).

In order to ride the wave of this growing market, we need to reach more customers. With a plant in the Southwest, we will be able to reach a population 24 times the size of O'ahu, with 27 times the visitors.

WHY INVEST

A Fun Enterprise With Serious Income Potential

Uncle's Ice Cream is an iconic success story that is growing beyond Hawaii's borders while staying rooted in the true spirit of Aloha. Come join us as we spread the joy of Uncle's Ice Cream! Our established, vibrant brand is profitable, resonates with customers, and brings with it a unique connection to Hawaii that no other product in the ice cream novelty market can come close to.



9 years
Of profitable growth
24x
Larger market in 2022
$1M+
In annual sales

Our 9 years of profitable growth have made us experts in production systems and product development, leading to recipes and flavors - including non-dairy - with outstanding track records. We have a proven ability to manufacture a profitable product in the extremely high cost environment of Hawai'i. We have developed a distribution system that prioritizes relationships with our retailers because we care about getting insight into what they need, and now more stores than ever want to work with us.

The fact is, folks get a taste, and they just want more!

As we complete our new facility in 2022 and ramp up our manufacturing capacity, we will scale into a much larger market than O'ahu's. At a time when the ice cream market is already experiencing significant growth, this is the perfect moment to invest in Uncle's Ice Cream.

We're bringing joy, ALOHA and ice cream to folks far and wide. So grab a sammie and join us already!

MEET THE TEAM

Experienced, Passionate Entrepreneurs



Uncle's Ice Cream is co-owned by Paul and Barbara Logan. When they first conceived of their ice cream sandwiches, they were running a successful hydroponic lettuce farm. Paul, a chef, started making ice cream sandwiches to offer alongside their produce at the weekly farmers market. Before they knew it, their ice cream sandwiches were outselling the lettuce, and they made the choice to give up the farm to continue bringing sweetness and joy to their customers through their ice cream treats.

Paul previously worked as a Chief Engineer in the merchant shipping industry and holds a BS in Mechanical Engineering from Kings Point Merchant Marine Academy. Today, he heads up operations and product development while managing his team in production, distribution and customer service. As important as the product is, he takes equal pride in creating a safe, happy and rewarding workspace for his crew of flavor creators.

Barbara is responsible for administration and finance as well as the brand, social media marketing and customer relationships. She has extensive experience in finance and administration from her years as a Silicon Valley executive. Barbara believes in the personal touch when it comes to customers and enjoys responding to messages from fans and sending special goodies to their Flavor Craver members in the mail. "I think it's so important to make sure our customers know how much we appreciate them," she says.

Paul & Barbara

June 2013 — Our Company Launches!

First Sales at Farmer's Market

Oct 2016 — Whole Foods

Began distribution to O'ahu locations

December 2017 — Military Commissaries

Began distribution to Oahu locations

2018 — Military Exchanges

Began distribution to military exchanges to O'ahu locations. CGX, NEX, AAFES, MCX

May, 2018 — Hawaii Festival in Japan

We were one of only 3 local producers invited to represent the islands at the annual Hawaii Festival in Chigasaki, Japan

2018 — 8th Fastest Growing Company in Hawaii

1st of 4 years in a row making this list

2020 — Opened In Local Chains - Foodland and ABC Stores

Started distribution to 40 + stores in Hawaii-based retail chains

2021 — 1st Million Dollar Year and 100 Locations!

Grew yearly sales to over $1.1M and a total of over 100 locations

July 2022 — Named to Hawaii's Fastest 50 Growing Businesses

4th year in a row

August 2022 — Launched on StartEngine

Now YOU can own a part of our company!

PROJECTED: Oct 2022 — Mainland Operation Begins

Complete Vegas plant and anticipated distribution to Whole Food stores in the SW region

PROJECTED: 2023 — Shipping to Neighbor Hawaiian Islands

Expand Hawaii manufacturing and distribution

In the Press



SHOW MORE

Meet Our Team





Paul D Logan

President and Director - responsible for Operations, Product Development, Production, Distribution and Customer Service

Paul previously worked as a Chief Engineer in the merchant shipping industry and holds a BS in Mechanical Engineering from Kings Point Merchant Marine Academy. Today, he heads up operations and product development while managing his team in production, distribution and customer service. As important as the product is, he takes equal pride in creating a safe, happy and rewarding workspace for his crew of flavor creators.

Barbara J Logan

Secretary/Treasurer and Director - responsible for Brand and Marketing, Social Media & Customer Relations, Accounting, Administration

Barbara is responsible for administration and finance as well as the brand, social media marketing and customer relationships. She has extensive experience in finance and administration from her years as a Silicon Valley executive. Barbara believes in the personal touch when it comes to customers and enjoys responding to messages from fans and sending special goodies to their Flavor Craver members in the mail. "I think it's so important to make sure our customers know how much we appreciate them," she says.

Offering Summary

Company	Uncle's Ice Cream
Corporate Address	67-106 Kealohanui St. #C-2, Waialua, HI 96791
Offering Minimum	$9,999.65
Offering Maximum	$1,069,999.10
Minimum Investment Amount (per investor)	$199.95

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,651
Maximum Number of Shares Offered	497,674
Price per Share	$2.15
Pre-Money Valuation	$12,900,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest any amount within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest any amount within the second 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest any amount within the next seven days and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive $50 Investor-only Merch credit.

$1,000+ | Tier 2

Invest $1,000+ and receive $100 Investor-only Merch credit.

$2,500+ | Tier 3

Invest $2,500+ and receive $250 Investor-only Merch credit + 3% Bonus Shares.

$5,000+ | Tier 4

Invest $5,000+ and receive $250 Investor-only Merch credit + 5% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000+ and receive $250 Investor-only Merch credit + 10% Bonus Shares.

$25,000+ | Tier 6

Invest $25,000+ and receive $250 Investor-only Merch credit + 10% Bonus Shares + create and name your own ice cream sandwich flavor and receive two dozen with custom labels in your own Uncle's Yeti cooler.

The 10% StartEngine Owners' Bonus

Uncle's Ice Cream will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 per share, you will receive 110 Special Series B, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Paul Logan, Uncle's Ice Cream Co-owner 0:19

Aloha. I'm Paul with Uncle's Ice Cream. It used to be that you could order a car with any color...as long as it was black. Today, 100 years later, the large companies that dominate the ice cream sandwich market allow you to choose any flavor...as long as it's vanilla. Growing up in Hawaiʻi, we are surrounded by natural beauty, sandy beaches and a food lovers' paradise with fresh bold flavors from dozens of cultures. Through this lens we looked at ice cream sandwiches and found them to be uninspired and dominated by large companies, producing low quality products, cookies that would never come out of Grandma's kitchen, and a selection of vanilla, vanilla, vanilla. At Uncle's we're reimagining the ice cream sandwich. (Fans: Whoohoo!) We've created a niche where we are large enough to be efficient, yet nimble enough to give our customers the flavor choices that they demand.

Britney Nguyen, Uncle's Fan 1:20

I got a cookies and cream one and it was probably the best ice cream sandwich I ever had.

Paul Logan, Uncle's Ice Cream Co-owner 1:24

We use the inspiration of the islands to do things differently. We create all of our products focusing on fresh, natural, super premium ingredients; a variety of cookies your grandma would be proud of; and dozens of flavor choices. Our coffee ice cream is created with cold brew, locally-grown, custom-roasted coffee. And we feature other locally-grown ingredients like lavender, honey and macadamia nuts. We make our sauces from scratch; caramel, fudge and butterscotch, as well as cookie dough, brownie bits and other yummy additions. And we make them in our Classic size and recently, Minis.

Barbara Logan, Uncle's Ice Cream Co-owner 2:07

Aloha. I'm Barbara Logan with Uncle's Ice Cream. That approach has served us well.

Ariell Milone, Uncle's Fan 2:16

The way I feel about Uncle's, it's like going to Grandma's over Christmas -- fresh-baked cookies, yummy ice cream and you just know it's made with love.

Barbara Logan, Uncle's Ice Cream Co-owner 2:27

We get comments like that all the time!

Kimmy Luong, Uncle's Fan 2:29

I'll put it this way: I didn't know that I lived before I knew that Uncle's existed!!

Barbara Logan, Uncle's Ice Cream Co-owner 2:56

Beyond manufacturing, we also distribute the product to over 100 retailers islandwide.

Moui Lo, Waialua Fresh Owner 3:03

Hi Uncle, how are you?

Paul Logan, Uncle's Ice Cream Co-owner 3:03

Hi! Good morning!

Barbara Logan, Uncle's Ice Cream Co-owner 3:03

That way, Uncle's is always nearby wherever you live, work or play. We love our retailers. And the real treasure is the tens of thousands of customers who've chosen to make Uncle's a part of their lives.

Avagail & Leah, Uncle's Fans 3:18

Rotate! Yo. This? Ooh.

Leah Avao, Uncle's Fan 3:20

First bite, I felt like my life was changed, honestly. And I'm dead serious -- this ice cream sandwich was so good!

Barbara Logan, Uncle's Ice Cream Co-owner 3:28

In contrast to a startup, we've had nine years of tremendous growth, during which time we have developed and proven recipes, created our systems and garnered a very enthusiastic customer base.

We have two great opportunities right now. First, we need to expand our production facility in Hawaiʻi to satisfy the unmet demand on Oʻahu and to begin distribution to the neighbor islands.

Paul Logan, Uncle's Ice Cream Co-owner 4:08

The second opportunity is even bigger. We are just completing our first mainland production plant in Las Vegas and plan to start delivering Uncle's sandwiches to the Southwest soon. We have retailers already lined up, waiting for us to start production.

Barbara Logan, Uncle's Ice Cream Co-owner 4:26

It's about to get really exciting for Uncle's. We're especially jazzed about making this opportunity available to our current and future customers, inviting you to join us on this amazing journey as co-owners. Heck, you're already our advertising department! So come on, join us! It's gonna be a fun ride.

Paul & Barbara, Uncle's Ice Cream Co-owners 4:48

Hey, hey! Whoo-hoo! Hi guys, how's it goin'? Whoo!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

Uncle's
KŪ ALOHA
ICE CREAM SANDWICHES

OUR STORY FLAVORS COMMUNITY HAVE FUN FIND US

Become an owner and grow with us!
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Become an owner and grow with us!
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- North Shore Oahu -
Uncle's
KŪ ALOHA™
ICE CREAM SANDWICHES
Hawaii's Favorite

" We're spreading aloha one remarkable ice cream sandwich at a time!"

Paul & Barbara

Uncle's

KŪ ALOHA

ICE CREAM SANDWICHES

Made with real ingredients by real people on the north shore of Oahu.





Uncle's Sammie Says...

Uncle's Ice Cream Dream Machine

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Uncle's
KŪ ALOHA
ICE CREAM SANDWICHES
Become an owner and grow with us!

We plan to launch an investment-based crowdfunding campaign on StartEngine! Be the first to hear about it here!

About Uncle's Ice Cream

Uncle's Ice Cream is a premium craft ice cream sandwich brand delivering dozens of bold, remarkable tropical and traditional flavors. After nine years as a beloved wholesaler on O'ahu, we are now expanding to the mainland US, with a nearly-completed distribution facility in Las Vegas set to provide distribution to the Southwest.

Reasons to Invest

- Uncle's Ice Cream is an established, profitable company producing premium ice cream sandwiches so popular that we need to expand in order to accommodate demand.
- Our new Las Vegas production facility is nearly finished, and Whole Foods is set to sell our products in all their stores across the Southwest, including major metros like Los Angeles, Phoenix and Las Vegas.
- With this expansion, we'll have access to a market that is 24x larger than O'ahu, giving us the

opportunity to bring aloha (and ice cream sandwiches) to millions more potential customers!

Click here to find out more


Keep me informed!

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